Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

Fulbright Tower

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

Laura J. McMahon	direct dial:	(713) 651-5658
Partner	telephone:	(713) 651-5151
lmcmahon@fulbright.com	facsimile:	(713) 651-5246

September 29, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director John P. Lucas, Staff Attorney

Via EDGAR

Re:	Enbridge Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 19, 2009
Response Letter dated August 6, 2009
File No. 1-10934

Ladies and Gentlemen:

I am writing to confirm my telephone exchange of September 28 and September 29, 2009 with John Lucas of the Staff of the Securities and Exchange Commission. On behalf of Enbridge Energy Partners, L.P. (the “Partnership”), the Partnership has received the letter, dated September 21, 2009, from the Staff and intends to submit its responses to that letter by October 16, 2009.

Very truly yours,

/s/ Laura J. McMahon

Laura J. McMahon

LJM/rmp

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